Filed Pursuant to Rule 433
Registration No. 333-179206
September 18, 2012

PRICING TERM SHEET

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated September 18, 2012. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	The Ryland Group, Inc.

Security:	5.375% Senior Notes due 2022

Face Amount:	$250,000,000

Gross Proceeds:	$250,000,000

Net Proceeds to Issuer:	$246,562,500 (after underwriting discount)

Maturity Date:	October 1, 2022

Coupon:	5.375%

Interest Payment Dates:	October 1 and April 1, commencing April 1, 2013

Offering Price:	100.000%

Yield to Maturity:	5.375%

Spread to Benchmark Treasury:	+358basis points

Benchmark Treasury:	UST 1.625% due August 15, 2022

Make-whole Call:	At any time at a discount rate of T+50 basis points

Trade Date:	September 18, 2012

Settlement Date (T+3):	September 21, 2012

CUSIP / ISIN:	783764AR4 / US783764AR48

Denominations:	2,000 x 1,000

Ratings:	B1/BB-

Joint Bookrunning Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc.

Co-Managers:	Deutsche Bank Securities Inc. Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Citigroup Global Markets Inc. toll free at 1-877-858-5407.